Zarlink Invests in Multigig to Help Accelerate Development of Next-Generation Timing Technologies

OTTAWA, CANADA, December 21, 2010 – Zarlink Semiconductor (TSX: ZL) and Multigig, Inc. today announced that Zarlink has invested US$5 million as part of a US$10 million Series C financing in Multigig, a fabless semiconductor company that provides advanced clock generation and timing products for the wired and wireless communications markets. CMEA Capital and Sierra Ventures also participated in the financing.

Multigig will use the financing to invest in the continuing development of its RotaryWave™ timing technology. RotaryWave technology delivers clocks with extremely low jitter for high-speed communication applications.

“There is growing demand for new timing technologies for wired and wireless applications,” said Kirk Mandy, President and CEO, Zarlink Semiconductor. “Multigig’s timing technologies deliver performance, cost and power advantages across a widening range of telecom, communications, networking, server and storage applications.”

“Multigig is pleased to have Zarlink as a strategic investor in our Series C financing,” said Michael Canning, President and CEO, Multigig, Inc. “Our current products represent a significant advance in timing technology.  However, there is much more that we can achieve with RotaryWave in terms of increased integration and improved performance.  This Series C financing will help us reach that goal.”

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

About Multigig, Inc.
Multigig, Inc. is a fabless semiconductor company that provides advanced next generation clock and timing solutions for the wired and wireless communications markets. Over 30 issued patents protect Multigig’s proprietary technology. Visit Multigig online at www.multigig.com.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Lauren Eggert-Crowe
408-514-1386
lauren.ecrowe@multigig.com